FORM 3



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities  Exchange Act of 1934, Section
17(a) of the Public Utility  Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

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1.  Name and Address of Reporting Person / 2.  Date of Event Requiring    / 4. Issuer Name and Ticker or Trading Symbol
                                         /     Statement (Month/Day/Year) /
                                         /                                /          DIGITAL POWER CORPORATION
    Amitai,        David                 /         November 13, 2001      /                (AMEX:DPW)
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     (Last)      (First)      (Middle)   / 3.  IRS or Social Security     / 5. Relationship of Reporting  / 6. If Amendment,
                                         /     Number of Reporting Person /    to Issuer                  /    Date of Original
                                         /     (Voluntary)                /    (Check all applicable)     /    (Month/Day/Year)
 41920 Christy Street                    /                                /    XX Director  XX  10% Owner /
---------------------------------------- /                                /    XX Officer   ___ Other     / ------------------------
        (Street)                         /                                /   (give title (Specify below) / 7. Individual or
                                         /                                /   below)                      /    Joint/Group
                                         /                                /                               /    Filing (Check
                                         /                                /         President and         /    applicable line)
                                         /                                /     Chief Executive Officer   /    X Form filed by One
                                         /                                /                               /      Reporting Person
                                         /                                /                               /    _ Form filed by More
                                         /                                /                               /      than One Reporting
Fremont,          California     94538   /                                /                               /      Person
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(City)              (State)     (Zip)    /                      Table 1 - Non-Derivative Securities(Beneficially Owned
                                         /
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1.  Title of Security (Instr. 4)         / 2. Amount of Securities        / 3. Ownership Form:  Direct (D)/ 4. Nature of Indirect
                                         /    Beneficially Owned          /    Indirect (I) (Instr. 5)    /    Beneficial Ownership
                                         /    (Instr. 4)                  /                               /    (Instr. 5)
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Common Stock                                     1,250,000                              I                       Owned by Telkoor
                                                                                                                Telecom Ltd. (1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)




Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


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1.  Title of     2. Date Exercisable    3. Title and Amount   4. Conversion or    5.  Ownership Form of    6. Nature of Indirect
    Derivative      and Expiration         of Securities         Exercise Price       Derivative Security:    Beneficial Ownership
    Security        (Month/Day/Year)        Underlying            Derivative           Direct (D) or           (Instr. 5)
    (Instr. 4)                              Derivative            Security             Indirect (I)
                                             Security                                   (Instr. 5)
                                            (Instr. 4)
                 -------------------------------------------
                                                     Amount or
                    Date     Expiration              Number of
                 Exercisable    Date      Title        Shares
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Warrant to        11/13/01      (2)      Common        900,000      $1.25                   I                  Owned by Telkoor
Purchase Stock                                                                                                 Telecom Ltd. (1)
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Warrant to        11/13/01    12/31/03   Common      1,000,000      $1.50                   I                  Owned by Telkoor
Purchase Stock                                                                                                 Telecom Ltd. (1)
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Explanation of Responses:


(1)  Mr.  Amitai is a Director and Chief  Executive  Officer of Telkoor  Telecom
     Ltd. He also owns 33.99% of the shares of Telkoor Telecom Ltd. Mr. Amitai disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest.

(2) This Warrant to Purchase Common Stock is exercisable until sixty (60) calendar days after Digital Power Corporation files its Form 10-KSB for the year ended December 12, 2002 with the Securities and Exchange Commission.


**Intentional  misstatements or omissions of facts  constitute  Federal Criminal    /s/ DAVID AMITAI                     11/16/01
Violations.   See  18  U.S.C.  1001  and  15  U.S.C.  78ff(a).                      -------------------------------    -------------
                                                                                        David Amitai
                                                                                    **Signature of Reporting Person       Date

Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure. Page 2
